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Patrick R. Hanchey	Direct Dial: 214-922-3527	Email: patrick.hanchey@alston.com

April 28, 2023

Via EDGAR

Mr. Robert Arzonetti

Mr. John Dana Brown

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Oconee Financial Corporation Offering Statement Amendment No. 2 to Offering Statement on Form 1-A File No. 024-12151

Dear Sirs:

We are in receipt of your letter dated April 25, 2023 (the “Information Request”) requesting additional information in connection with the above-referenced Offering Statement. Our response is set forth below, following your request.

1.	Please provide further analysis explaining how this offering will be a continuous and not a delayed offering.

This offering will be a continuous offering because Oconee Financial Corporation (“Oconee”) will commence the offering within two calendar days after the qualification date, Oconee will be ready and willing to sell the securities at all times, and the investors’ subscriptions will be binding on the investors when made.

As discussed with the Staff, within two business days of qualification, Oconee will mail to eligible investors a copy of Oconee’s Offering Statement on Form 1-A (as amended, the “Offering Statement”) and a Stock Order Form. Contemporaneously with doing so, Oconee will establish a Stock Information Center that will be managed by Oconee’s financial advisor to (1) answer questions that potential investors may have about the offering or the mechanics of completing an Order Form and submitted an order and (2) to process the orders once received. Full payment for an order must be provided at the time the order is submitted, at which point the funds will be deposited in a segregated account. An investor’s submission of a Stock Order Form is final and binding upon the investor. See disclosure on page 36 of the Offering Statement in the section entitled “Terms of the Offering–Offering Process—How to Subscribe,” which states: “A Stock Order Form, once received by Oconee, cannot be amended, modified, or rescinded by the Subscriber.” (Emphasis added).

April 28, 2023

The Information Request (1) notes that the vote of the members (the “Member Vote”) of Elberton Federal Savings and Loan Association (“Elberton”) will not have occurred at the time the offering commences and (2) points to language in the Offering Statement stating that Elberton depositors will have the right to increase, decrease or rescind their subscription before the vote occurs.

As to the first point above, the Member Vote is not relevant to whether Oconee is in a position to sell shares. The Member Vote is a corporate and regulatory requirement applicable to Elberton, not to Oconee. Oconee does not need to obtain any further vote of its board of directors or shareholders in connection with the transaction. Upon qualification of the Offering Statement by the SEC, there will be no other corporate or regulatory preconditions to Oconee commencing the offering and selling shares.

As to the second point above, despite the language noted in the Information Request, an investor’s submission of a Stock Order Form is final and binding upon the investor; therefore Oconee will be in a position to “sell” all of the shares upon commencement of the offering, which will occur within two calendar days of SEC qualification.1 As noted above, a “Stock Order Form, once received by Oconee, cannot be amended, modified, or rescinded by the Subscriber.” (Emphasis added).

The language referenced in the Information Request is included to satisfy regulatory requirements of the Office of the Comptroller of the Currency (the “OCC”) applicable to merger conversion transactions. Pursuant to OCC regulation, in the unlikely event of a material event or change of circumstances requiring a post-qualification amendment to the Offering Statement, the post-effective amendment must indicate that each person may increase, decrease, or rescind their subscription or order.2 Consistent with this OCC regulation, the offering circular discloses under the heading “Terms of the Offering–Offering Process—Timing of Completion of the Merger Conversion and Sale of Shares” that “… upon the occurrence of any event, circumstance or change of circumstance which would be material to the investment decision of a Subscriber, Oconee will provide notice of such event, circumstance or change of circumstance to Subscribers. Any such notice will grant to each Subscriber the right to increase, decrease or rescind his or her subscription for a period of not less than 10 days or more than 20 days from the date of the mailing of such notice.”

Importantly, this OCC requirement only contemplates Oconee or the OCC determining that a material event or change in circumstances has occurred. The required disclosure does not give an investor the discretion or opportunity to unilaterally increase, decrease or rescind his or her Stock Order Form. The investor’s investment decision is irrevocable once the investor submits the Stock Order Form to Oconee.

[1]

In the analogous Regulation D context, the Securities and Exchange Commission has taken a broad view of when a “sale” occurs, holding that a sale takes place when an investor is “irrevocably contractually committed to invest.” See Electronic Filing and Revision of Form D, Exchange Act Release Nos. 33-8891; 34-57280; 39-2453; IC-28145, 2008 SEC LEXIS 283, at 35-36 (Feb. 6, 2008). Depending on the underlying agreement, this may occur when the investor returns a subscription agreement and deposits funds into escrow. Id.

[2]	12 C.F..R § 192.310.

April 28, 2023

We are amending the Offering Statement to provide more clarity on this point, by adding the following sentence at the end of the Section entitled “Timing of Completion of the Merger Conversion and Sale of Shares:”

If Oconee determines that there has been no such event, circumstance or change in circumstances, a Subscriber will have no right to increase, decrease or rescind his or her subscription once he or she has submitted a Stock Order Form to Oconee.

Based on the foregoing, the investors’ investment decisions, once submitted to Oconee via Stock Order Forms, are final, and Oconee will be in a position to sell all of the shares pursuant to the Offering Statement within two calendar days of qualification.

If you have any questions or require any additional information, please do not hesitate to contact me at 214-922-3527.

Sincerely,

/s/ Patrick R. Hanchey

Patrick R. Hanchey

PRH

cc:	Charlie Guidry, Office of Small Business Policy, SEC
Kenisha Nicholson, Office of Small Business Policy, SEC